Exhibit 99.1

IsoTis Reports Solid Q2 2005 Results
17% Revenue Increase – Significant Reduction of Operating Loss

LAUSANNE, Switzerland, IRVINE, CA, USA, - August 9, 2005 – IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO) today reported its results for the second quarter and six months ended June 30, 2005. Revenues were $7.5 million for the second quarter of 2005, representing a 17% increase over revenue of $6.4 million in the second quarter of 2004.  For the first six months of 2005, revenue was $15.3 million, representing an 18% increase over revenue of $13.0 million in the same period of 2004.

Revenue Analysis

In the second quarter 2005, US revenue grew 13% to $6.0 million compared to $5.3 million in the second quarter of 2004.  US revenue increased 15% to $12.3 million for the six months ended June 30, 2005, compared to US revenue of $10.7 million for the same period of 2004.  In the second quarter 2005, international revenue grew 36% to $1.5 million, compared to $1.1 million for the second quarter of 2004.  International revenue grew 30% to $3.0 million for the six months ended June 30, 2005, compared to $2.3 million for the same period of 2004.

Sales of the Company’s Accell(R) technology products continue to show growth in the domestic market. Accell Total Bone Matrix(TM), Accell Connexus(TM), and Accell(R) DBM100 comprise the Company’s unique Accell(R) technology product line. Our proprietary AccellRx process yields products with a higher level of TGF-ß1 and natural human bone morphogenetic proteins (nhBMPs(TM)) compared to first generation DBM products.  These nhBMPs, including BMP-2, BMP-4 and BMP-7, act synergistically to stimulate new bone formation.

Results Comparison

The loss from operations for the quarter ended June 30, 2005 was $2.5 million, significantly less than the operational loss of $9.0 million for the same period of 2004. As was the case for the first quarter 2005, due to foreign exchange gains the company recorded net income for the quarter ended June 30, 2005, of $2.9 million, against a net loss of $9.0 million for the same quarter of 2004. At June 30, 2005 the Company had cash and cash equivalents (including restricted cash) of $24.3 million.

Outlook 2005

Pieter Wolters, President and Chief Executive Officer of IsoTis OrthoBiologics commented, “We are pleased with our revenue and financial results for the first six months of 2005. We remain firm in our guidance of 20% revenue growth over 2004 and that we will close in on break even in terms of cash flow from operations. Building on a strengthened and motivated organization, reaping the benefits from our intensive product training programs, and on the back of the quality of our unique Accell technology, we are continuing to gain market share in a competitive environment.”

Recent events

On July 13, the Company announced that Accell Connexus(TM) received 510(k) clearance from the US Food and Drug Administration.

Conference Call

The Company will conduct a conference call at 4:30 p.m. CET (10:30 a.m. ET; 7:30 a.m. PT), today. Access the audiocast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41 91 610 5609 (Europe); +44 20 7107 0613 (UK); +1 866 865 5144 (toll free dial in US/Canada); no password required. Digital playback is available for 24 hours after the conference starting at 6 p.m. until August 10 6 p.m., dial: +41 91 612 4330 (Europe); +44 20 7108 6233 (UK); +1 866 416 2558 (US/Canada); Conference ID: 150#. An audio stream of the conference call will also be available on IsoTis’ website through September 30, 2005.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7158
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended 30-Jun-05	Three Months Ended 30-Jun-04	Six Months Ended 30-Jun-05	Six Months Ended 30-Jun-04

Revenues
Product sales	$7,495,931	$6,414,237	$15,303,149	$13,004,852
Government grants	0	12,045	0	37,141
Royalties	38,825	0	38,825	0

Total revenues	7,534,756	6,426,282	15,341,974	13,041,993

Operating expenses
Costs of sales	2,988,246	2,942,624	5,922,259	5,759,165
Research and development	1,320,286	2,629,798	2,436,017	5,462,040
Marketing and selling	2,995,043	3,179,278	5,994,087	6,014,479
General and administrative	2,759,351	4,850,293	5,785,735	8,217,831
Reorganization costs	0	1,793,733	0	1,793,733

Total operating expenses	10,062,926	15,395,726	20,138,098	27,247,248

Loss from operations	(2,528,170)	(8,969,444)	(4,796,124)	(14,205,255)
Interest income and other	354,491	85,756	484,064	229,829
Interest expense and other	(129,424)	(62,750)	(181,137)	(142,146)
Foreign exchange gain/(loss)	5,243,219	(39,705)	8,382,160	1,934,264

Net income(loss) before taxes	2,940,116	(8,986,143)	3,888,963	(12,183,308)
Provision for income taxes	0	0	0	0

Net income(loss)	$2,940,116	$(8,986,143)	$3,888,963	$(12,183,308)

Basic and diluted net income(loss) per share	$0.04	$(0.13)	$0.06	$(0.17)

Weighted average common shares outstanding	70,248,226	69,804,834	70,181,120	69,691,793

IsoTis S.A.
Consolidated Statements of Cash Flows-Unaudited

	Six months ended June 30, 2005	Six months ended June 30, 2004

Cash flows provided by operating activities
Net income(loss) from continuing operations	$3,888,962	$(12,183,308)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	1,317,992	2,777,780
Gain of sale of assets	(228,128)	0
Stock-based compensation expense	385,862	160,650
Change in operating assets and liabilities:
Inventories	(22,857)	(2,207,049)
Trade receivables	(906,924)	(1,074,952)
Other current assets	1,007,608	1,751,208
Deferred revenue	146,910	(100,900)
Trade and other payables	(1,997,339)	875,186
Restructuring provision	(673,197)

Net cash flows provided by operating activities	2,918,889	(10,001,385)
Cash flows from investing activities
Purchase of property, plant and equipment	(398,477)	(286,999)
Purchase of intangible assets	0	(367,753)
Change in restricted cash	1,125,661	496,331
Proceeds from sale of property, plant and equipment and assets	966,288	0

Net cash flows provided by investing activities	1,693,472	(158,421)
Cash flow from financing activities
Proceeds from issuance of common shares	591,404	461,166
Repayments of interest-bearing loans and borrowings	(3,863,230)	(981,063)

Net cash flows used in financing activities	(3,271,826)	(519,897)
Gain on cash held in foreign currency	(8,695,760)	(2,162,654)

Net decrease in cash and cash equivalents	(7,355,225)	(12,842,357)
Cash and cash equivalents at beginning of period	25,539,602	50,104,682

Cash and cash equivalents at end of period	$18,184,377	$37,262,325

IsoTis S.A.
Consolidated Balance Sheets-Unaudited

	June 30, 2005	December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$18,184,377	$25,539,603
Restricted cash	2,814,662	3,030,402
Trade receivables, net	5,239,836	4,414,341
Inventories	9,179,093	9,295,435
Unbilled receivables	93,358	435,116
Value added tax receivable	50,318	137,122
Prepaid expenses and other current assets	908,574	2,297,876

Total current assets	36,470,218	45,149,895
Non-current assets:
Restricted cash	3,360,598	4,605,623
Property, plant and equipment, net	2,836,127	3,270,707
Goodwill	16,383,069	16,383,069
Intangible assets, net	15,311,922	16,236,065

Total non-current assets	37,891,716	40,495,464

Total assets	$74,361,934	$85,645,359

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	2,601,202	3,571,784
Accrued liabilities	5,964,916	8,468,782
Deferred revenue	203,974	62,042
Current portion of capital lease obligations	9,912	39,877
Current portion of interest-bearing loans and borrowings	3,077,732	6,796,899

Total current liabilities	11,857,736	18,939,384

Non-current liabilities:
Interest-bearing loans and borrowings	2,542,877	3,067,722

Total non-current liabilities	2,542,877	3,067,722

Total shareholders’ equity	59,981,321	63,638,253

Total liabilities and shareholders’ equity	$74,381,934	$85,645,359